

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 22, 2009

<u>Via U.S. Mail and Facsimile (203-825-4999)</u>

Daniel Brdar
Chairman, President and Chief Executive Officer
Fuelcell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re: Fuelcell Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 14, 2009**
> **File No. 1-14204**

Dear Mr. Brdar:

We refer you to our comment letter dated June 26, 2009 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance